Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operation before income taxes	$4,132	$17,288	$43,919	$73,230	$194,559
Fixed charges(1)
Interest expense	102	32	1,661	5,934	3,474
Amortization of debt issuance cost	—	—	253	3,318	631
Interest included in rental expense	365	350	425	632	918
Total fixed charges	$467	$382	$2,339	$9,884	$5,023

Earnings(2)	$4,599	$17,670	$46,258	$83,114	$199,582
Ratio of earnings to fixed charges	9.8	46.3	19.8	8.4	39.7

(1)	“Fixed charges” consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.
(2)	“Earnings” consist of income from continuing operations before income taxes plus fixed charges.